PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901
Website: http://www.peterhambro.com Email: corporate@peterhambro.com

[redacted]

04012135

13 January 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

04 JAN 16 AM 7:21

SUPPL

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934:

Announcements re:

- Planned sale of titanium interests of Peter Hambro Mining Plc to new company Aricom Plc (issued on 15 December 2003);

- Issue of supplementary prospectus by Aricom Plc (issued on 16 December 2003);

- Sale of titanium assets (issued on 30 December 2003); and

- Change of Registered Office address (issued on 13 January 2004).

Yours faithfully,

PETER HAMBRO MINING PLC

By: K. Subczynska

Karolina Subczynska
In-House Legal Counsel

dlw 1/20

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

11, GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 9HH

TELEPHONE +44 20 7201 8900 **FACSIMILE +44 20 7201 8901**

Website: http://www.peterhambro.com Email: corporate@peterhambro.com

Press Release Issued on 15th December 2003:

PLANNED SALE OF TITANIUM INTERESTS

OF PETER HAMBRO MINING PLC

TO NEW COMPANY ARICOM PLC

PLACING AND OPEN OFFER FOR SHARES IN ARICOM PLC

AND

ADMISSION TO TRADING ON ALTERNATIVE INVESTMENT MARKET

London & Moscow 15 December 2003 - Peter Hambro Mining PLC ("PHM"), the gold mining company with assets in Russia, announces the planned sale of its titanium interests to a new company, Aricom PLC ("Aricom"), which in turn is to seek admission to the Alternative Investment Market of the London Stock Exchange ("AIM").

It is intended that all existing shareholders in PHM will have been given the opportunity to become shareholders in Aricom through a gifting process. A Placing and Open Offer for shares in Aricom is intended to raise approximately ë3.5 million (net of expenses) to provide additional working capital for the new company and for due diligence on a potential joint venture. The market capitalisation of Aricom at the Placing Price on Admission will be approximately ë14million. Canaccord Capital (Europe) Limited is nominated adviser and broker to both PHM and Aricom.

The New Company - Aricom PLC

It is intended that, conditional on (inter alia) PHM Shareholder approval, the approval (by way of mechanics described in the Aricom Admission Document) by

independent Aricom shareholders of the waiver by the Panel of any requirements for Peter Hambro and his associates and Pavel Maslovsky and his associates to make a general offer under Rule 9 of the City Code to the shareholders of Aricom as a result of the implementation of the proposals, and admission of Aricom's shares to trading on AIM ("Admission"), Aricom will, on arm's length terms, acquire and develop the titanium interests currently owned by PHM, together with additional interests to be acquired in due course. The PHM titanium interests are being acquired in order to enable these interests to be developed by a separate group solely dedicated to the acquisition and development of titanium projects, and specifically the production and marketing of titanium dioxide pigment. The objective is that Aricom will become a substantial, vertically integrated titanium mining, production and distribution group, focused principally on Russia and other countries of the former Soviet Union.

The Titanium interests proposed to be acquired by Aricom

The assets proposed to be acquired include the following:

· a 74 per cent. interest in OOO Olekminsky Rudnik ("Olekma") which holds the mining licence for an ilmenite deposit in the Amur Region in the Far East of Russia;

· stage 1 of a Feasibility Study being performed by Ferrostaal AG on the development of the Olekma mine and construction of processing facilities at Tynda in the Amur Region;

· 100 per cent. of CJSC Chemelt ("Chemelt"), a titanium product trading business situated in Moscow; and

· Aricom will have an option to acquire Occidental Titanium ("OTC") which has the benefit of a Memorandum of Understanding in relation to a possible joint venture in the Ukraine which if it is established will operate the production facilities and business of Titan, a Ukrainian company, and a large supplier of titanium pigment to Russia.

Background

The Titanium Market

There are two distinct uses for titanium - metal and oxide. Approximately 95 per cent. of titanium is consumed in its oxide form, as titanium dioxide (TiO_2), a fine white powder that is used as a pigment. TiO_2's value comes from its whitening strength and opacifying quality - its ability to mask and hide other colours is unmatched by any other material. This superiority as a white pigment is attributable to the fact that it has the highest refractive index of any known material. It is the most widely used pigment, employed in paints,

plastics, paper, synthetic fibres, cosmetics, food, pharmaceuticals, inks and catalysts.

TiO2 is often considered a "quality of life" product and demand for it is thought to be closely linked with general economic growth. The per capita level of demand in Russia at 0.4kg is currently estimated to be around a tenth of that in the USA at 4kg. The facilities which Aricom is proposing to operate at Tynda are well located to supply the markets of Russia and China, which are experiencing higher economic growth rates than many European or North American markets.

The TiO2 Pigment Industry

The TiO2 pigment industry is a USD8 billion per annum business. Almost 60% of TiO2 products are traded internationally, far more than the value of trade in any other inorganic chemical product. TiO2 is non toxic and non hazardous to transport.

Five major TiO2 producers control in excess of 70% of global production capacity. Type and quality of TiO2 pigment is believed to be significant for manufacturing processes and therefore contracts for long term supplies of TiO2 pigment are commonplace.

Russia possesses considerable explored reserves of titanium ores, however historically the majority of its TiO2 pigment requirements have been supplied from two processing facilities in the Ukraine, one of which is Titan. These two Ukrainian plants are currently estimated to supply approximately 70 per cent. of Russia's consumption of TiO2 pigment.

PHM's involvement in Titanium

Olekma and the Tynda TiO2 plant

Since 1994, PHM has successfully exploited and brought into production undeveloped gold mining reserves in the Amur region. Through OJSC Pokrovsky Rudnik, a Russian subsidiary, PHM holds a 51 per cent. interest in Olekma, a company that owns the licence to develop a titanium deposit in the north-west of the Amur region.

According to a Feasibility Study, Olekma possesses some of the richest titanium ores in Russia, with TiO2 content above 14 per cent. Eight ore-bearing zones were identified. Of these eight zones, the most explored are zones 1-3. Total C2 ore reserves for these three zones are estimated at 11.3 million tonnes, with P2 reserves estimated at 13.3 million tonnes. These are equivalent to TiO2 reserves and resources of 1.1 million tonnes at C2 classification and 1.3 million tonnes

at P2. It is intended that the remaining five zones will be investigated more fully in due course.

OJSC commissioned a separate pre-feasibility study on the business potential of titanium mining and TiO2 pigment production there. This study involved geological test-work, process test-work and an economic assessment. In summary, the results showed that high quality titanium dioxide pigment could be produced at the lower quartile of 2001 published world production costs.

These results were sufficiently encouraging for PHM to commission a full "Bankable Feasibility Study" from Ferrostaal AG, a leading general contractor and technical industry consultant. This Feasibility Study relates to Aricom's proposal for a titanium dioxide plant with a capacity of 50,000 tonnes per annum to be constructed at Tynda in the Amur region close to the Olekma deposit. The Study demonstrates a strong business case for exploitation of the Olekma deposit and processing of its ore involving the potential acquisition of process technology from Sachtleben Chemie GmbH, a German producer of high technology TiO2 pigment. The Feasibility Study shows that the concept of an integrated production of titanium dioxide pigment in the Amur region at Tynda is technically and economically feasible.

Chemelt

Following the acquisition of the licence to develop Olekma, PHM created a titanium pigment and by-product trading company in Moscow, named Chemelt. This has allowed PHM to test the TiO2 market in Russia and internationally and develop a customer base over the last year. Since incorporation, Chemelt has delivered encouraging sales in Russia and will therefore provide Aricom with valuable market insight and an established base from which to develop its planned sales.

Ukrainian Joint Venture

Concurrent to the Feasibility Study, PHM entered discussions with the Ukrainian authorities about participation in the future development of Titan's TiO2 pigment plant in Armyansk, Ukraine. These discussions have opened up further opportunities in this market to acquire an interest in an operating processing business. The Memorandum of Understanding to which OTC is party relates to the possible creation of a joint venture company that would provide the capital and technology necessary to upgrade Titan's pigment production facility. The pre-conditions to establishment of the joint venture company include entry into definitive documentation and procurement by Aricom of the necessary financing and Ukrainian regulatory approvals. Aricom has a conditional option to acquire OTC on a cost reimbursement basis.

PETER HAMBRO MINING PLC

Directors and Management of Aricom

A strong management team for Aricom has been appointed encompassing substantial operational expertise in mining and processing, experience of the Russian economic and business environment, and UK quoted company governance. The Directors are as follows:

Sir Malcolm Field (Chairman) (Aged 66)

Sir Malcolm Field has previously been Chief Executive of WH Smith PLC retiring in 1996, and a non-executive Board Director of Scottish & Newcastle, MEPC, The Stationery Office and Evolution Beeson Gregory as well as a series of private companies. He was Chairman of the Civil Aviation Authority (CAA) between 1996 and 2001, and is currently Chairman of Tube Lines Ltd, one of the London Underground consortia. He is also an external policy advisor to the Department of Transport.

Thomas Swithenbank (Chief Executive) (Aged 32)

Thomas Swithenbank has been active as an investor in the Central & Eastern European region since 1995, initially as a proprietary trader for West Merchant Bank and subsequently as an Asset Manager for WestLB Asset Management until 2001. He has also worked as a consultant advising private equity investors on Eastern European strategy. He has a Bachelor's degree in Russian and German from Durham University and a Masters in Finance from London Business School. He speaks fluent Russian, German and French.

Peter Hambro (Non-executive) (Aged 58)

Peter Hambro was trained as a banker and was joint managing director of Smith St Aubyn & Co Ltd. In 1993 he joined Mocatta and Goldsmid and, as Deputy Managing Director, was responsible for that group's worldwide marketing of its gold, silver and platinum dealing, banking and derivative services. In 1990 he founded Peter Hambro PLC as a mining finance house in London and has been Executive Chairman since 1999. He has been Executive Chairman of PHM and its predecessor companies since 1994.

Pavel Maslovsky (Non-executive) (Aged 45)

Dr. Maslovsky graduated from, and became a professor at, the Moscow Aircraft Technology Institute. His subject was engineering applications of the theory of plasticity. In 1993 he transferred from the academic to the business world and in 1994 he became chairman of JSCP, a Russian subsidiary of PHM.

Anna-Karolina Subczynska-Lazarz (Company Secretary) (Aged 25)

Karolina Subczynska holds a Masters Degree in Law (with High Honours) from the Moscow State Institute of International Relations and is currently enrolled in a Ph.D programme at this University. She is a qualified Russian lawyer and has worked for major western law firms. She speaks fluent English, Russian, Polish and French. She is the In-House Legal Counsel of Peter Hambro Mining plc.

It is intended that a finance director and an additional non-executive director will be appointed in due course.

Sir Rudolph Agnew, a former Chairman and Chief Executive of Consolidated Gold Fields, will act as a special advisor to the Board. He is a non-executive Director of PHM.

Commenting on Aricom's executive management team, Peter Hambro, Executive Chairman of PHM and Non-executive director of Aricom, said:

"We are delighted to have Sir Malcolm and Tom leading the team. Sir Malcolm has had a very distinguished career at the top level of British commerce and is highly regarded by his peers both in the UK and internationally. His insight and guidance on the company's formation and planned developments have been and will continue to be invaluable as we pursue further expansion in Russia and the CIS. Tom equally has detailed knowledge of the Russian and Eastern European investment and business environment, and he will be the key driver of Aricom's exciting future."

Gifting arrangements

On 12 December 2003, a conditional gift of the right to become registered as holders of shares in Aricom was made to the Shareholders of PHM (defined as those shareholders registered on 12th December 2003) by Peter Hambro personally. Although these do not represent a right attributable to the PHM Shares, as the allocation to donees was based on the PHM shares register on that date, the gifting arrangements mean that the original PHM shareholders may, subject to any regulatory constraints and the right to nominate others to take up these rights, for no consideration receive as many shares in Aricom as they do in PHM. Arrangements will be made for shareholders who have traded in the shares of Peter Hambro Mining plc prior to this announcement and who were not on the Register of Members on the record date to participate in the gifting arrangements in place of those from whom they acquired the shares. There will also be an opportunity for PHM shareholders not wishing to hold Aricom shares to sell these shares in a tender offer being underwritten by some of the future Directors of Aricom. The gifting is conditional on Admission and will lapse if it does not take place. Prospective Aricom shareholders are being encouraged to seek appropriate advice in relation to their receipt of the gifted shares.

Placing, Open Offer and Tender Offer

Aricom is proposing to raise approximately ë4 million (approximately ë3.5 million net of expenses) by the issue of 26,694,055 New Shares at 15p per share (the "Placing Price"). It is intended that disregarding the new shares to be issued pursuant to the Placing and Open Offer and the nomination, transfer and tender arrangements referred to in the previous paragraph, the share register of Aricom will mirror that of PHM at close of business on 12th December 2003. 20,027,388 of the New Shares are being placed subject to clawback in respect of shares subscribed for pursuant to the Open Offer or not tendered under the Tender Offer. The remaining 6,666,667 shares are being placed firm.

Recipients of gifting shares are (subject to any regulatory constraints) entitled to apply at the Placing Price for up to their basic entitlement under the Open Offer, comprising 3 New Shares for every 10 Existing Shares.

The tender offer is being made by Canaccord (as agent for the placees) inviting recipients of gifted shares (or their nominees) who have not committed to take up the Open Offer to tender at the Placing Price all (but not part only) of the shares to which they would become entitled upon Admission taking place.

Use of proceeds

It is anticipated that Aricom will receive approximately ë3.5 million net of expenses from the Placing and Open Offer. It is intended that these funds will be used, for general working capital and for due diligence on Titan. The acquisition of the PHM Titanium interests and the second stage of the Feasibility Study will be covered by a loan facility provided by PHM.

PHM Financing

In order to finance the acquisition of the PHM Titanium interests, PHM intends to provide a loan facility of up to $6 million to Aricom over a term of 5 years at an interest rate of 8 per cent. per annum.

PHM Shareholder Approval

A circular describing the proposals and convening an extraordinary general meeting of PHM Shareholders to be held on 29 December 2003 and to consider a resolution to approve the proposals is being sent to PHM Shareholders together (except in the case of certain overseas holders) with a copy of Aricom's Admission Document and forms relating to the nomination rights, Tender Offer,

PETER HAMBRO MINING PLC

Open Offer and voting arrangements for Aricom shareholders (which are being implemented for City Code reasons described in the Aricom Admission Document) ("Forms").

Placing and Open Offer Statistics

Number of New Shares to be issued pursuant to the Placing and Open Offer 26,694,055

Placing Price £ 0.15

Number of Shares in issue following the Placing and Open Offer 93,452,017

Market capitalisation at the Placing Price on Admission £ 14.01m

Net proceeds of the Placing and Open Offer receivable by the Company £ 3.5m

Percentage of enlarged share capital represented by the New Shares 28.6%

Expected Timetable

Record Date for the gifting arrangements and the Open Offer and Tender Offer 12 December 2003

Latest time for (i) rejection of Gift, (ii) acceptance of gift and regulatory confirmation by overseas Donees and (iii) splitting Forms (to satisfy claims in respect of entitlements under the Open Offer as a result of sales of PHM Shares prior to the Record Date) 3.00 p.m. on 22 December 2003

Latest time and date for nomination of nominees in place of original Donees and for receipt of Forms and payment in full under the Open Offer 3.00 p.m. on 29 December 2003

PHM extraordinary general meeting 29 December 2003

Dealings expected to commence in Existing Shares and 31 December 2003

New Shares on AIM

Date of delivery in to CREST of Existing Shares and New Shares 31 December 2003
to be held in uncertificated form 31 December 2003

Definitive share certificates in respect of New Shares to be held in certificated form to be despatched by 7 January 2004

Cheques posted to Shareholders under the Tender Offer 7 January 2004

PETER HAMBRO MINING PLC

Commenting on Aricom's prospects, Peter Hambro, Executive Chairman of PHM and Non-executive director of Aricom, said:

"I believe there is a tremendous independent future ahead for Aricom. There is a huge market opportunity to build a fully integrated titanium dioxide business and tap into the region's growth potential. The challenges are in many ways similar to those we have encountered working for almost ten years with Peter Hambro Mining PLC in the Gold industry in Russia. The creation of Aricom as a separate company and its acquisition of PHM's titanium assets on arm's length terms, provides an opportunity for achieving maximum returns for shareholders from our titanium interests. I am confident in the abilities of the management team to ensure Aricom fulfils its enormous potential. Personally, I am very excited about Aricom's prospects."

Regulatory issues

The Aricom Shares have not been, and will not be, registered under the United States Securities Act of 1933, as amended, or under the securities legislation of any state of the United States of America, Australia, Canada, Japan, the Russian Federation or the Republic of Ireland. Accordingly, subject to certain exceptions, the Aricom Shares may not, directly or indirectly, be offered or sold within the United States of America, Australia, Canada, Japan, the Russian Federation or the Republic of Ireland or to or for the account or benefit of any national, resident or citizen of Australia, Canada, Japan, the Russian Federation or the Republic of Ireland or any person located in the United States.

Enquiries:

Peter Hambro, Chairman — Tel +44 (0)20 7393 0102
Peter Hambro Mining PLC

Tom Swithenbank, Chief Executive — Tel +44 (0)20 7393 0102
Aricom PLC
t.swithenbank@aricom.plc.uk

David Simonson or Tom Randell — Tel +44 (0)20 7606 1244
Merlin
trandell@merlinfinancial.com

A media teleconference hosted by Peter Hambro Mining PLC is to be held at 12.00 (UK time) on Monday 15th December.

PETER HAMBRO MINING PLC

The Dial-in code is +44 (0) 1296 317500 and the Passcode is C777235.

An investor and analyst workshop hosted by PHM will also be held at 14.30 (UK time) on the same day.

The Dial-in number is +44 (0) 1296 317500 and the Passcode is C745090.

A recording of the teleconference will also be made available afterwards for a week. The Dial-in number to listen to this recording is +44 (0) 1296 618700 and the Passcode is 699046.

PETER HAMBRO MINING PLC

Press Release Issued on 16th December 2003:

Peter Hambro Mining PLC

Further to the press release issued yesterday in relation inter alia to the publication of an AIM admission document by Aricom PLC, a supplementary prospectus is being issued to reflect that the consideration was inadvertently stated in paragraph 8.1(a)(ii) on page 79 of the Prospectus as US$27,111,974 - the correct figure is US$2,111,974.

-END-

EXEMPTION NO. 082-34734

PETER HAMBRO MINING PLC

Press Release Issued on 30th December 2003:

Sale of Titanium Assets

Peter Hambro Mining PLC ("PHM") today announces that at an Extraordinary General Meeting held on 29th December 2003 its shareholders approved the resolution, as set out in the circular to shareholders dated 13th December 2003, in relation inter alia both to a proposal to sell the PHM Group's titanium assets to the newly created Aricom PLC and the provision of related funding.

As announced on 15th December, a conditional gift of the right to become registered as holders of Aricom shares was made to the shareholders of PHM (defined as those shareholders registered on 12th December 2003) and to those people with rights under the PHM share incentive scheme. The gift has been made by Mr. Peter Hambro, acting in his personal capacity.

Aricom is raising approximately ë4.0 million (ë3.5 million net of expenses) through an underwritten placing and open offer of new shares at a placing price of 15 pence per share. This closed at 15:00 on 29th December, 2003. Shareholders who did not wish to accept the gift were invited to tender their shares at 15 pence per share, less expenses.

Obtaining PHM shareholder approval was one of the conditions to the launch of Aricom. Dealings are expected to commence in Aricom shares on the Alternative Investment Market of the London Stock Exchange from tomorrow, December 31st 2003.

-Ends-

PETER HAMBRO MINING PLC

Press Release Issued on 13th January 2004:

Peter Hambro Mining PLC

Change of Registered Office Address

Peter Hambro Mining PLC announces the change of its registered office address to 11 Grosvenor Place, London, SW1X 7HH with immediate effect.

- ENDS -